UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Announcement

In respect of APSTAR VI satellite,

•	the aggregate contract sums of APSTAR VI satellite and launch service is US$183.3 million (HK$1,429.7 million).

•	as of 28 February 2005, the outstanding principal amount (for APSTAR VI) under the term loan was approximately US$80.1 million (HK$624.8 million). The total borrowing under the term loan is estimated up to US$115 million (HK$897 million).

•	owing to the difficulties in the global insurance markets, the Brokers can only manage to obtain an insurance amount up to US$175 million (HK$1,365 million).

•	in the very unlikely event of catastrophic launch failure of APSTAR VI, APT Group will recognize a capital loss of approximately US$50 million (HK$390 million) due to the insufficient coverage by the Sum Insured.

•	a contingent plan based on APSTAR VIB, which is a high power satellite substantially equivalent to APSTAR VI at an estimated total capital cost of approximately US$165 million (HK$1,287 million), has already been in place for the catastrophic event of the coming launch of APSTAR VI.

Investors shall exercise caution when dealing in the securities of the Company.

The Directors announce that APSTAR VI satellite is scheduled to launch on or about 12 April 2005. This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of providing information on the sum insured in respect of the launch of APSTAR VI and the contingent plan.

Background information

The transponder service offered by APSTAR IA, an existing operating satellite, is intended to be replaced by APSTAR VI. The estimated operational life of APSTAR IA will not expire before the end of 2007.

The aggregate contracts sum of APSTAR VI satellite and launch service is approximately US$183.3 million (HK$1,429.7 million) and are being financed by internal resources and bank loans. As at 28 February 2005, the outstanding principal amount under the term loan was approximately US$80.1 million (HK$624.8 million).The total borrowing under the term loan is estimated up to US$115 million (HK$897 million).

The Sum Insured

On 27 July 2004, APT Satellite appointed joint insurance brokers (“Brokers”) in arranging the launch insurance. The sum insured under launch insurance usually covers the three main components of the total capital cost required for a satellite project, namely, the satellite cost, the launch services and launch insurance premium, as well as certain related construction cost. The total capital cost of APSTAR VI is estimated to be approximately US$225 million (HK$1,755 million).

Owing to the difficulties in the global insurance markets, the Brokers can only manage to solicit interests in the insurance amount of up to US$175 million (HK$1,365 million) (the “Sum Insured”) from the insurers at the acceptable insurance premium rates. Further increase in the amount of the Sum Insured will result in a significant increase of insurance premium. Such an increase in insurance premium will not only significantly increase the total capital cost of the satellite project, but also jeopardize the cash-flow of APT Group.

If the Sum Insured is taken by the APT Satellite and in the very unlikely event of catastrophic launch failure of APSTAR VI, APT Group will recognize a capital loss of approximately US$50 million (HK$390 million) due to insufficient insurance coverage. Nevertheless, the claimed payment under the catastrophic launch failure (which will be approximately US$175 million (HK$1,365 million) in the case of total loss), will be sufficient to fully repay the outstanding principal of the term loan and the balance of the claimed payment of approximately US$59 million (HK$460.2 million) which together with a new bank loan and internal generated funds, is considered sufficient to finance APSTAR VIB project. There can be no assurance that financing from a new bank loan will be available at all or that, if available, will be obtained on favorable terms.

Contingent Plan

As set out in the announcement of the Company dated 11 November 2004, APT Group has also adopted a contingent plan for the unlikely event of launch failure of APSTAR VI. On 10 November 2004, APT Satellite entered into an agreement with CGWIC pursuant to which APT Satellite will be granted a right to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbit at a consideration of US$120.1 million (HK$936.8 million). Taking into account the launch insurance and related construction costs of APSTAR VIB, the total capital cost of APSTAR VIB will be approximately US$165 million (HK$1,287 million). Being a high power satellite with both 28 C-band and 16 Ku-band transponders and substantially equivalent to APSTAR VI, APSTAR VIB can serve as a part of the contingent plan for the launch of APSTAR VI.

Reasonableness of the Sum Insured

The Directors believe that the adoption of the Sum Insured is reasonable and in the best interest of APT Group having regards to the following:

a.	The capacity of insurance market is limited to the Sum Insured under the current situation and the acceptable insurance premium rate;

b.	The significant increase in insurance cost will lead to significant increase in the total project cost and will likely be causing difficulty in cash-flow problem of APT Group;

c.	The successful rate of Long March Series of CGWIC is approximately 92% and the Long March Series has achieved up to 41 consecutive successes in launching since October 1996, which is compatible to that of international launch service providers and therefore there is a very good chance of success; and

d.	A contingent plan based on APSTAR VIB, which is a high power satellite substantially equivalent to APSTAR VI at an estimated total capital cost of approximately US$165 million (HK$1,287 million), has already been in place for the catastrophic event of the coming launch of APSTAR VI. The Directors also believe the market value of APSTAR VIB is similar to that of APSTAR VI. In the event of the occurrence of launch risk of APSTAR VI, the Company will appoint an independent professional valuer to value APSTAR VIB.

Investors are advised to exercise caution when dealing in the securities of the Company.

Definitions

Terms used in this announcement shall have the following meanings:-

“APT Satellite”	APT Satellite Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;
“APSTAR IA”	a satellite based on Boeing BSS-376 with 24 C-band transponders;
“APSTAR VI”	a satellite based on Alcatel SB-4100 C1 with 38 C-band transponders and 12 Ku-band transponders;
“APSTAR VIB”	a satellite based on DFH-4 with 28 C-band transponders and 16 Ku-band transponders;
“APT Group”	the Company and its subsidiaries
“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability;
“CGWIC”	China Great Wall Industry Corporation;
“Directors”	the directors of the Company
“HK$”	Hong Kong dollars; and
“US$”	United States dollars

In this announcement, figures originally expressed in US$ have been converted into HK$ equivalents at the rate of US$1.00 to HK$7.80.

By Order of the Board
Dr. Brian Lo
Company Secretary

Hong Kong, 15 March 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:	Chen Zhaobin and Tong Xudong

Non-Executive Directors:	Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lim Wee Seng, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lim Wee Seng)

Independent Non-Executive Directors	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: March 16, 2005.

APT Satellite Holdings Limited
By	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President